UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Entry Into a Material Definitive Agreement

On August 20, 2020, Naked Brand Group Limited (the “Company”) entered into an equity distribution agreement (the “Sales Agreement”) with Maxim Group LLC (the “Maxim”). Under the Sales Agreement, the Company may sell, from time to time, through Maxim, ordinary shares, without par value (the “Shares”), having an aggregate offering price of up to $5,000,000 (the “Offering”).

Sales of the Shares, if any, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended. Maxim is not required to sell any specific amount but will act as the Company’s exclusive sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Maxim and the Company. The Company has no obligation to sell any of the Shares under the Sales Agreement and may at any time suspend solicitation and offers under the Sales Agreement.

The Company intends to use any net proceeds from the sale of Ordinary Shares for general corporate purposes. As compensation for its services, the Company agreed to pay to Maxim 3% of the gross proceeds received by the Company from the sales of the Shares.

The Sales Agreement contains customary representations, warranties and covenants of the Company and is subject to customary closing conditions. In addition, the Company and Maxim have agreed to indemnify each other against certain liabilities, including indemnification of Maxim by the Company for liabilities arising from breaches of the representations, warranties, or obligations contained in the Sales Agreement.

The Shares will be issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-232229), which was declared effective by the U.S. Securities Commission on July 1, 2019. The Company filed a prospectus supplement (the “Prospectus Supplement”), dated August 20, 2020, with the Securities and Exchange Commission in connection with the offer and sale of the Shares.

The Sales Agreement is attached to this Report of Foreign Private Issuer as Exhibit 1.1, and is incorporated herein by reference. The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. The Sales Agreement has been included to provide investors and security holders with information regarding its terms. The agreement is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Sales Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the Company and the Agent, may in some cases be made solely for the allocation of risk between the parties, and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Sales Agreement.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any Ordinary Shares under the Sales Agreement, nor shall there be any sale of such Ordinary Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

A copy of the opinion of HWL Ebsworth Lawyers relating to the legality of the issuance and sale of Ordinary Shares, is attached hereto as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K.

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Financial Statements and Exhibits.

Exhibit No.	Description
1.1	Sales Agreement, dated as of August 20, 2020, by and between Naked Brand Group Limited and Maxim Group LLC.

5.1	Opinion of HWL Ebsworth Lawyers.

23.1	Consent of HWL Ebsworth Lawyers (included as part of Exhibit 5.1).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 20, 2020

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman

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